Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 15 DATED DECEMBER 29, 2016
TO THE PROSPECTUS DATED MARCH 27, 2015

This supplement No. 15 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 15 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose the acquisitions of Maui Mall, New York City Retail Portfolio and 140 Park Avenue.

Maui Mall

On December 22, 2015, we acquired a 100% fee interest in Maui Mall, a 218,000 square foot, 91% leased, grocery anchored retail center built in 1971 and expanded in 1995, located on the island of Maui in Hawaii for approximately $91.1 million. Maui Mall is leased to 37 diverse tenants, four of these tenants, Whole Foods, TJ Maxx , CVS and Regal Cinemas, each individual lease more than 10% of the rentable area of the property, as described below:

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Whole Foods, a grocer, leases 28,536 square feet or approximately 13% of the property’s rentable area under a lease that expires in February 2030 and contains four five-year lease renewal options. The annual base rent under the lease is currently approximately $522,000, and is subject to future rent escalations and additional percentage rent.

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TJ Maxx, a clothing retailer, leases 26,000 square feet or approximately 12% of the property’s rentable area under a lease that expires in January 2026 and contains four five-year lease renewal options. The annual base rent under the lease is currently approximately $780,000, and is subject to future rent escalations and additional percentage rent.

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CVS, a pharmacy, leases 26,870 square feet or approximately 12% of the property’s rentable area under a lease that expires in October 2031 and contains two 10-year lease renewal options. The annual base rent under the lease is currently approximately $77,000, and is subject to additional percentage rent.

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Regal Cinemas, a movie theater, leases 34,475 square feet or approximately 16% of the property’s rentable area under a lease that expires in May 2024 and contains no lease renewal options. The annual base rent under the lease is currently approximately $377,000, and is subject to future rent escalations and additional percentage rent.

 In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs.

Our management currently believes that the Maui Mall is suitable for its intended purposes and competes well for tenants and customers. The Company plans to incur additional capital expenditures of approximately $4.8 million over the next three years, using cash on hand, to expand the size of the Whole Foods by approximately 3,000 square feet, to replace certain buildings roofs and for other normal maintenance projects for a property of this age. We believe the property is adequately covered by insurance.

We estimate that the property has a capitalization rate of approximately 5.3%. The capitalization rate is calculated as the gross operating revenue after the completion of the Whole Foods expansion and contractual increases on in-place rents, less the operating expenses including property taxes and management fees, but excluding debt service and capital expenditures, divided by the acquisition cost plus the expected future capital expenditures.

The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 39-year period on a straight-line basis. We funded the acquisition using cash on hand from proceeds from this offering and a draw on our revolving line of credit.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Maui Mall during the past five years ended December 31:

Year	Average Occupancy	Average Effective Annual Rent per Square Foot
2014	83.4%	$17.26
2013	94.0	15.56
2012	94.0	15.22
2011	91.6	14.77
2010	92.4	14.08

The following table lists, on an aggregate basis, the scheduled lease expirations for Maui Mall:

	Number of Leases	Square Footage	Annualized Minimum Base Rent	% of Annualized Minimum Base Rent
2015	1	5,175	$124,200	3.0%
2016	12	33,538	776,121	18.6
2017	6	5,125	244,674	5.9
2018	4	5,411	153,402	3.7
2019	6	11,100	293,565	7.0
2020	2	1,177	211,592	5.1
2021	—	—	—	—
2022	1	2,275	48,863	1.2
2023	—	—	—	—
2024	3	42,212	614,909	14.7
Thereafter	6	97,203	1,713,565	41.0

New York City Retail Portfolio
On December 8, 2015, a wholly-owned subsidiary of the Company acquired an approximate 28% interest in a newly formed fund, Madison NYC Core Retail Partners, L.P., which acquired an approximate 49% interest in entities that own 15 retail properties located in the greater New York City area (the “NYC Retail Portfolio”), the result of which is that the Company owns an approximate 14% interest in the NYC Retail Portfolio. The purchase price for such portion is approximately $83 million and was subject to normal closing prorations and adjustments.
The NYC Retail Portfolio contains approximately 2.7 million square feet across urban infill locations in Manhattan, Brooklyn, Queens, the Bronx, Staten Island and New Jersey. At June 30, 2015, the NYC Retail Portfolio was approximately 98.5% leased to a mixture of entertainment companies, large national retail tenants and smaller regional and local retail tenants. The aggregate gross value of the NYC Retail Portfolio is approximately $1.3 billion, with the Company’s 14% interest equating to approximately $165 million in gross assets. The acquisition was funded using cash on hand.
140 Park Avenue
On December 21, 2015, a wholly-owned subsidiary of the Company acquired 140 Park Avenue, a newly constructed 100,000 square foot medical office building located in Florham Park, New Jersey, for approximately $45.6 million. The property is 100% leased for 15 years to Summit Medical Group, the largest and oldest physician owned multispecialty practice in New Jersey employing more than 550 practitioners and 2,000 employees who support more than 80 medical specialties and services. The acquisition was funded using cash on hand.